UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Registration Statement No. 33-49081
Registration Statement No. 333-05715
Registration Statement No. 333-108753

The Procter & Gamble Company
(Exact name of Registrant as specified in its charter)
One Procter & Gamble Plaza, Cincinnati, Ohio 45202, (513) 983-1100
(Address, including zip code, and telephone
number, including area code, of registrant's principal executive offices)

Plan Participation Interests in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Title of each class of securities covered by this Form)
The Procter & Gamble Company Common Stock, without par value
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:*
* Participants can no longer contribute their funds to purchase Company common stock pursuant to The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan ("the Plan").  Therefore, participation interests in the Plan no longer require registration.  Accordingly, this Form 15 is being filed to suspend the Company's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K, for the Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, The Procter & Gamble Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 10, 2015                                                                    By: _/s/Deborah P. Majoras
                                                                                                                Deborah P. Majoras
                                                                                                                Secretary and Chief Legal Officer